Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref. | Unsere Zeichen / Datum / Our Ref. / Date | Telefon / Telefax / Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
14 January 2005


05005262

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

Gesellschaftsrechtliche Angaben, Anschrift und weitere Informationen auf der Rückseite.
For corporate details, address and further information please turn over.

Deutsche Lufthansa AG	FILE NO. 82-4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days





Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

17 December 2004



▶ Lufthansa Cargo passes on cost of German road toll charge

The road toll to be levied on trucks in Germany from 1 January 2005 will be severely felt at Lufthansa Cargo. It will appreciably increase the cargo carrier's expense of operating trucking services to and from German airports. Consequently, from 15 January 2005, Lufthansa Cargo is adapting its pricing structure on shipments through decentral German airports: This will increase the markup on shipments, which do not transit through the carrier's major hubs, by 0.02 euros per kilo of chargeable freight weight. The extra charge does not apply to freight delivered direct to Frankfurt, Munich and Cologne/Bonn airports.

Lufthansa Cargo has built up a country-wide trucking service for airfreight shipments, since many of them within Germany cannot be transported by air. Road transport is often the sole possibility of getting those consignments swiftly and efficiently from decentral airports to the major hubs.

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: 069-696-91123
Fax: 069-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 17 December 2004

top

▷ Back to overview

Investor Infos

Next Issue
9 February 20

Reports

Annual Repor
23 March 200

Annual Gener
Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ Quotes

▷ The Share



› www.lufthan

20 December 2004



Investor Infos

Next Issue
9 February 20

Reports

Annual Repor
23 March 200

Annual Gene
Meeting

Next AGM
25 May 2005

□ Here you will

▷ Future Financ

▷ Annual Repor

□ Additional in

▷ Quotes

▷ The Share


> www.lufthan

► **Lufthansa Cargo lowers fuel surcharge**

Fall in crude oil and kerosene prices in recent weeks

Lufthansa Cargo, the logistics services provider in the Lufthansa Group, is lowering its fuel surcharge from 0.35 to 0.30 euros per kilo of actual freight weight, effective from 3 January 2005. By reducing the surcharge, the company is responding promptly to the fall in jet fuel prices in the past two weeks. That decline is reflected in the fuel price index to which the cargo carrier refers in calculating its fuel surcharge. The index is based on the average price of aviation fuel in the world's five key spot markets for crude oil and kerosene.

Lufthansa Cargo fixes the surcharge in accordance with a fuel index methodology, which was introduced some years ago as a basis for implementing or increasing as well as reducing or withdrawing a fuel surcharge. This is consistent with company policy of providing customers with detailed information to make surcharge decisions totally transparent.

The ongoing level of the fuel price index can be viewed at http://www.lufthansacargo.com/

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: 069-696-91123
Fax: 069-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

Frankfurt, 20 December 2004

top

▷ **Back to overview**

The Share Shareholders' structure

81.8 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 451,000 shareholders are recorded in Lufthansa's shareholders' register. 32.2 per cent of Lufthansa's share capital is held by private stock owners, 67.8 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 81.8 per cent of Lufthansa share capital at 31 December 2004. Second with 4.9 per cent were shareholders from the UK followed by investors from the USA with 2.8 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure

Free float	91.40 %
GENUJO Achte Beteiligungs GmbH	8.60 %

Shareholder structure by nationality

Germany	81.8 %
Great Britain	4.9 %
USA	2.8 %
Switzerland	2.7 %
Belgium	2.4 %
Luxembourg	2.2 %
Other (140 countries)	3.2 %



top

Investor Infos

Next Issue
9 February 20

Reports

Annual Repor
23 March 200

Annual Gener
Meeting

Next AGM
25 May 2005

Here you will

Future Financ

Annual Repor



> www.lufthan

Monthly Report 12/2004

▸ **Investor Info**

▸ **Traffic Figures**

Investor Info

Change in capacity utilisation in December 2004 compared with previous year


80
75
% 70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Improved capacity utilisation for passengers and cargo

The positive trend evidenced throughout the year 2004 continued in December. Last month the Lufthansa Group airlines carried 3.6 million passengers, a year-on-year increase of 8.1 per cent, while sales rose by 8.5 per cent. In spite of a 7.0 per cent increase in available capacity, the passenger load factor climbed to 70.6 per cent (+ 1.0 pp), the highest figure ever achieved in December. Capacity utilisation improved in all traffic regions, the best results being recorded in Asia/Pacific, where passenger numbers soared by 24.6 per cent and sales by 19.2 per cent.

Lufthansa Cargo reported a marked improvement in performance. The airline transported 152,000 tonnes of freight and mail in December, 12.9 per cent more than a year ago. Available capacity, which had been increased by 14.4 per cent, was sold successfully on the marketplace, resulting in a cargo load factor of 71.3 per cent, up 0.3 percentage points over the previous year. In Europe and the Americas the upward trend, which had been observed since August and October respectively, was due largely to the collaboration with DHL and US Airways.

The positive development of the Group's passenger and cargo business also boosted the overall load factor by 0.3 percentage points to 70.6 per cent.

Lufthansa lowers service charge for Internet bookings

On 3 January Lufthansa reduced the charges for electronic tickets booked online via its website www.lufthansa.com from 30 to 10 euros for domestic and continental flights, and from 45 to 15 euros for intercontinental flights.

New engine overhaul facility being built in Thuringia

Lufthansa Technik and Rolls-Royce are setting up a joint venture for the maintenance of Trent 500, 700 and 900 engines for the Airbus A330, A340-500/600 and A380 in Erfurt in Thuringia (east Germany). N3 Engine Overhaul Services will go on stream at the beginning of 2007.

Lufthansa Cargo lowers fuel surcharge

On 3 January Lufthansa Cargo lowered its fuel surcharge from 35 to 30 euro cents per kilo of actual weight in response to falling kerosene prices.

Lufthansa to comply with all CG recommendations

In a declaration published on 15 December, Lufthansa's Executive and Supervisory Boards announced that Lufthansa would in future comply in full with the

Investor Infos

Next Issue
11 January 2C

Reports

Annual Repor
23 March 200

Annual Gener
Meeting

Next AGM
25 May 2005

□ **Here you will**

▷ Future Financ

▷ Annual Repor

□ **Additional in**

▷ Quotes

▷ Share Develo

▷ Dividend


> www.lufthan

recommendations of the German Corporate Governance Code. Remuneration of the individual board members will be listed for the first time in the 2004 Annual Report.

Please note:
The annual result for the Lufthansa Group will be disclosed on 23 March 2005. The Annual Report will also be available on the Internet on that date.

The next Investor Info with the traffic figures for January 2005 will be published on 9 February 2005.
For more information about our news items please visit our website at www.lufthansa-financials.de.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

11 January 2005

Traffic Figures

Lufthansa Passenger Business Group*	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	3,583	+ 8.1	50,901	+ 12.0
Available seat-kilometres (mio)	10,556	+ 7.0	140,648	+ 13.4
Revenue pax-kilometres (mio)	7,451	+ 8.5	104,064	+ 14.7
Passenger load factor (per cent)	70.6	+ 1.0P.	74.0	+ 0.9P.
Number of Flights	46,730	+ 16.5	621,855	+ 19.6

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Cargo/mail in 1,000 tonnes	152	+ 12.9	1,753	+ 10.9
Available Cargo tonne-km (mio)	983	+ 14.4	11,880	+ 9.9
Revenue Cargo tonne-km (mio)	701	+ 14.9	7,961	+ 12.3
Cargo load-factor (%)	71.3	+ 0.3P.	67.0	+ 1.4P.
Number of Flights	2,469	+ 32.5	25,930	+ 10.5

Lufthansa Group	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Available tonne-kilometres (mio)	2,056	+ 10.9	25,950	+ 11.7
Revenue tonne-kilometres (mio)	1,452	+ 11.5	18,445	+ 13.7
Overall load factor (per cent)	70.6	+ 0.3P.	71.1	+ 1.3P.
Number of Flights	49,199	+ 17.2	647,785	+ 19.2

Europe (incl, Germany)	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	2,728	+ 7.5	39,457	+ 11.0
Available seat-kilometers (mio)	3,049	+ 4.5	41,757	+ 8.7
Revenue pax-kilometers (mio)	1,786	+ 5.6	26,691	+ 10.2
Passenger load-factor (%)	58.6	+ 0.7P.	63.9	+ 0.8P.
Cargo/mail in 1,000 tonnes	63	+ 7.1	750	+ 9.8
Available Cargo tonne-km (mio)	99	+ 24.3	1,352	+ 21.8
Revenue Cargo tonne-km (mio)	48	+ 10.9	531	+ 17.8
Cargo load-factor (%)	48.2	- 5.9P.	39.3	- 1.3P.

America (North & South)	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	405	+ 2.6	5,988	+ 10.5
Available seat-kilometers (mio)	3,685	+ 1.4	53,166	+ 10.6
Revenue pax-kilometers (mio)	2,858	+ 3.2	42,138	+ 12.4
Passenger load-factor (%)	77.6	+ 1.4P.	79.3	+ 1.3P.
Cargo/mail in 1,000 tonnes	41	+ 32.8	458	+ 15.8
Available Cargo tonne-km (mio)	368	+ 25.7	4,321	+ 10.0
Revenue Cargo tonne-km (mio)	278	+ 33.0	3,003	+ 13.8

Cargo load-factor (%)	75.6	+ 4.2P.	69.5	+ 2.3P.

Asia/Pacific	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	293	+ 24.6	3,603	+ 26.0
Available seat-kilometers (mio)	2,815	+ 17.6	34,922	+ 25.2
Revenue pax-kilometers (mio)	2,104	+ 19.2	27,493	+ 24.6
Passenger load-factor (%)	74.7	+ 1.0P.	78.7	- 0.4P.
Cargo/mail in 1,000 tonnes	37	+ 3.7	439	+ 7.2
Available Cargo tonne-km (mio)	437	+ 2.1	5,326	+ 7.4
Revenue Cargo tonne-km (mio)	323	+ 3.5	3,877	+ 10.3
Cargo load-factor (%)	74.0	+ 1.0P.	72.8	+ 1.9P.

Middle East & Africa	**December**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	157	+ 7.7	1,831	+ 15.8
Available seat-kilometers (mio)	1,007	+ 9.1	10,764	+ 12.4
Revenue pax-kilometers (mio)	704	+ 9.4	7,717	+ 12.4
Passenger load-factor (%)	69.9	+ 0.2P.	71.7	+ 0.0P.
Cargo/mail in 1,000 tonnes	10	+ 18.9	107	+ 14.6
Available Cargo tonne-km (mio)	80	+ 33.9	882	+ 8.0
Revenue Cargo tonne-km (mio)	52	+ 13.6	550	+ 13.8
Cargo load-factor (%)	65.0	- 11.6P.	62.4	+ 3.2P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

11 January 2005

top 

11 January 2005-2



Investor Infos

Next Issue
9 February 20

Reports

Annual Repor
23 March 200!

Annual Gener
Meeting

Next AGM
25 May 2005

□ Here you will

▷ Future Financ

▷ Annual Repor

□ Additional in

▷ Quotes

▷ The Share



> www.lufthan

▶ **New record: more than 50 million passengers fly Lufthansa**

Strong growth in traffic in 2004 / Marked improvement in capacity utilisation

Lufthansa carried more than 50 million passengers in 2004. This is the highest annual figure ever achieved by the airline, which celebrates its 50th anniversary this year. Targeted and demand-driven capacity management led to double-digit growth in all traffic regions and a marked improvement in capacity utilisation.

From January to December 2004, 50.9 million passengers flew Lufthansa - twelve per cent more than in the prior year. Capacity was increased by 13.4 per cent. Revenue passenger kilometres rose by 14.7 per cent, for the first time exceeding the 100-billion-mark. Accordingly, the passenger load factor increased by 0.9 percentage points to 74.0 per cent.

The economic recovery had a positive effect on the Group's cargo business. In 2004 Lufthansa Cargo transported 1.8 million tonnes of freight and mail, representing a year-on-year increase of 10.9 per cent. The cargo load factor also improved by 1.4 percentage points to 67.0 per cent.

The Group's overall load factor (passenger and cargo business) climbed 1.3 percentage points to 71.1 per cent.

Lufthansa Group	Jan.-Dec. 2004	Jan.-Dec. 2003	Year-on-year change in %
Passengers (1,000s)	50,901	45,440	+ 12.0
Available seat-kilometres (mill.)	140,648	124,027	+ 13.4
Revenue pax-kilometres (mill.)	104,064	90,708	+ 14,7
Passenger load factor in per cent	74.0	73.1	+ 0.9P.
Freight/mail (in 1,000 tonnes)	1,753	1,580	+ 10.9
Cargo load factor in per cent	67.0	65.6	+ 1.4P.
Available tonne-kilometres (mill.)	25,950	23,237	+ 11.7
Revenue tonne-kilometres (mill.)	18,445	16,227	+ 13.7
Overall load factor in per cent	71.1	69.8	+ 1.3P.
Number of flights	647,785	543,549	+ 19.2

The press conference on the 2004 financial result of the Lufthansa Group will be held on 23 March 2005. On that date the Annual Report will also be available for downloading from the Internet at www.lufthansa-financials.de in both German and English.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Goentgens
Tel. +49 69 696 – 51014 / – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 11 January 2005

top

▷ **Back to overview**

12 January 2005



Investor Infos

Next Issue
9 February 20

Reports

Annual Repoı
23 March 200

Annual Geneı
Meeting

Next AGM
25 May 2005

□ Here you will

▷ Future Financ

▷ Annual Repoı

□ Additional in

▷ Quotes

▷ The Share



▷ www.lufthan

► **Airline reference shareholders of Amadeus entered in exclusive negotiations with BC Partners and Cinven**

Following the announcements of 17 August, 25 November and 30 December 2004, the airline reference shareholders of Amadeus Global Travel Distribution S.A., Air France, Iberia and Lufthansa confirm that BC Partners and Cinven have submitted a proposal to launch, through a new company, together with the airline reference shareholders a public tender offer over 100 per cent of the Class A shares of Amadeus at an offer price of EUR 7.35 per Class A share with the aim to de-list Amadeus as soon as possible.

The airline reference shareholders have selected this proposal and have hence entered into exclusive negotiations with BC Partners and Cinven with a view to agreeing the terms and conditions of the proposed transaction as soon as possible. If the corresponding agreements are reached, the airline reference shareholders, BC Partners and Cinven will immediately launch the said public tender offer.

The airline reference shareholders have the intention to remain as shareholders in Amadeus without prejudice that they will also tender part of their shareholding and they will make public any other relevant fact that may arise in this transaction.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. +49 69 696 – 51014 / – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 12 January 2005

top

▷ **Back to overview**